SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

THE NEPTUNE SOCIETY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640776  20  9

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640776 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Apogee Companies, Inc. (“Apogee”); FEIN: 95-434844

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 174,302 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 174,302 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,302 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.2%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Green Leaf Investors I, LLC; FEIN: 95-4874092

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 311,448 shares of Common Stock (includes 7,500 shares issuable upon exercise of warrant)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 311,448 shares of Common Stock (includes 7,500 shares issuable upon exercise of warrant)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,448 shares of Common Stock (includes 7,500 shares issuable upon exercise of warrant)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer The Neptune Society, Inc., a Florida corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 4312 Woodman Avenue, Third Floor, Sherman Oaks, California 91423

Item 2.
	(a)	Name of Person Filing The Apogee Companies, Inc. (“Apogee”) and Green Leaf Investors I, LLC (“Green Leaf”)
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship
	(d)	Title of Class of Securities Common Stock, $.001 par value
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
Apogee:         174,302 shares of the Common Stock of the Issuer.
Green Leaf:   Green Leaf beneficially owns 311,448 shares of Common Stock (which includes 7,500 shares issuable upon exercise of warrant).

	(b)	Percent of class: Apogee: 4.2% Green Leaf: 7.4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Apogee: 174,302 shares of Common Stock Green Leaf: 311,448 shares of Common Stock (which includes 7,500 shares issuable upon exercise of warrant).
		(ii)	Shared power to vote or to direct the vote Apogee: 0 Green Leaf: 0
(iii)

Sole power to dispose or to direct the disposition of

Apogee:       174,302 shares of Common Stock.
Green Leaf: 311,448 shares of Common Stock (which includes 7,500 shares issuable upon exercise of warrant).

(iv) Shared power to dispose or to direct the disposition of Apogee: 0 Green Leaf: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

This Amendment No. 1 reports the fact that, as of the date hereof and based on the total number of outstanding shares of the Common Stock of the Issuer on December 31, 2002 as provided by the Issuer to Apogee, Apogee has ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below, each of the undersigned entities certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2003
(Date)

THE APOGEE COMPANIES, INC.

By:	/s/ Roy P. Disney
Roy P. Disney,
Chairman of the Board

GREEN LEAF INVESTORS I, LLC
By:	The Apogee Management Company, Inc. (Manager)

	By:	/s/ Tom R. Camp
Tom R. Camp,
Chief Executive Officer

Exhibit A

AGREEMENT

                The undersigned persons, on February 5, 2003, agree and consent to the joint filing on their behalf of this Amendment Number 1 to Schedule 13G in connection with their beneficial ownership of the Common Stock of The Neptune Society, Inc. at December 31, 2002.

THE APOGEE COMPANIES, INC.

By:	/s/ Roy P. Disney
Roy P. Disney,
Chairman of the Board

GREEN LEAF INVESTORS I, LLC
By:	The Apogee Management Company, Inc. (Manager)

By:	/s/ Tom R. Camp
Tom R. Camp,
Chief Executive Officer